SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

SUPPL

16 January 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

04012656

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Preetha Pillai

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Preetha Pillai (Ms)
Asst General Counsel

Encs.

MASNET No. 44 OF 15.01.2004
Announcement No. 44

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of a Change in the Percentage Level of a Substantial Shareholder's Interest

PART I [Please complete this Part]

1. **Date of notice to issuer:** 13/01/2004

2. **Name of Substantial Shareholder:** Temasek Holdings (Private) Limited

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:**

2. **Name of Registered Holder:**

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change: **As a percentage of issued share capital:**	

PART III

1. **Date of change of interest:** 12/01/2004

2. **The change in the percentage level:** From 67.18% to 65.01%

3. **Circumstance(s) giving rise to the interest or change in interest:** Others

Please specify details:

Open market purchases and sales, acquisition arising from exercise of call option, disposal arising from exercise of put option, securities lending/borrowing transactions, and sale through placement of shares

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions from 9 May 2003 to 12 January 2004.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	11,971,746,846	3,084,000
As a percentage of issued share capital:	67.16	0.02
No. of shares held after the change:	11,579,786,816	12,265,000
As a percentage of issued share capital:	64.95	0.07

The percentages are computed based on an issued share capital of 17,829,951,894 shares as at 5 January 2004.

These transactions were reported to Singapore Telecommunications Limited on 13 and 14 January 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 15 January 2004 to the SGX

SEC File No: 82-3622

MASNET No. 37 OF 15.01.2004
Announcement No. 37

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL - INCREASE IN INTEREST IN MEDIACORP PRESS LTD

Singapore Telecommunications Limited ("SingTel") wishes to announce that following a capital injection by SingTel of $1,140,000.19 to MediaCorp Press Ltd (" MediaCorp") for which SingTel was allotted 2,326,531 ordinary shares of par value $0.49 each, SingTel has increased its interest in MediaCorp from 23.9% to 24.4%. The consideration is based on the par value of the shares. The latest available unaudited net tangible asset value per share of MediaCorp as at 31 December 2003 was $0.0722.

The principal activity of MediaCorp is the publishing and distribution of newspapers.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 15 January 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 15/01/2004 to the SGX

SEC File No: 82-3622

MASNET No. 1 OF 12.01.2004
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

NEWS RELEASE - MOU REACHED ON C2C DEBT RESTRUCTURING

Attached are news releases made by Singapore Telecommunications Limited and its 59.5 per cent.-owned subsidiary, C2C Pte Ltd, respectively.

rel 120104.pdf C2C release 120104.pd

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 12/01/2004 to the SGX

SingTel

SEC File No: 82-3622

News Release

MOU reached on C2C debt restructuring

Singapore, 12 January 2004 -- Singapore Telecommunications Limited ("SingTel") wishes to announce that SingTel and its 59.5 per cent-owned subsidiary C2C Pte Ltd have reached agreement in-principle with C2C's banking syndicate (the "Lenders") regarding the main commercial terms and conditions of a consensual restructuring of C2C's US$650 million senior secured credit facility. The terms and conditions of the restructuring have been set out in a Memorandum of Understanding executed by the parties on 9 January 2004. Closing of the restructuring is conditional upon, inter alia, finalisation of satisfactory documentation.

SingTel Chief Operating Officer, Mr Lim Toon, said that the terms of the restructuring meet SingTel's previously stated objectives, including that of achieving a long-term solution to C2C's current financial difficulties. Mr Lim said: "Combined with recent initiatives by C2C to reduce its operating costs, the restructuring seeks to arm C2C with the required financial flexibility to compete effectively and position itself successfully for long-term growth."

Under the Memorandum of Understanding, amongst other things, the principal amount outstanding of approximately US$592 million and certain other amounts payable under or in connection with the Facility ("Total Debt") will be restructured into three tranches.

The first tranche, of up to approximately US$200 million, will be subject to a debt buy-back by C2C from the Lenders at a discount of 45 per cent and retired ("Retired Debt"). The remaining amount, equivalent to the Total Debt less the Retired Debt, will be restructured into two secured tranches, Tranche A and Tranche B. Tranche A comprises approximately US$200 million with a maturity period of seven years, while Tranche B comprises the balance with a maturity period of 12 years.

The proposed restructuring envisages that funding of up to US$225 million is to be made available to C2C by SingTel. Part of such funding is to be secured and rank pari passu with the Lenders' Tranche A. The US$225 million funding is to be convertible at the option of SingTel into equity or capacity on the C2C network.

Out of the US$225 million funding, US$110 million is to be made available to C2C for buy-back of the Retired Debt, and the balance US$115 million as a working capital facility to C2C.

<u>Corporate restructuring of C2C Holdings</u>

SingTel also wishes to announce that the shareholders of C2C Holdings Pte Ltd ("C2C Holdings"), the holding company of C2C, have approved a proposed capital reduction of C2C Holdings to cancel capital that is lost or unrepresented by assets. SingTel has an interest of 59.5 per cent in C2C Holdings. As the capital reduction will be done on a pro-rata basis, the respective shareholding percentages of the shareholders of C2C Holdings will remain unchanged immediately thereafter. The proposed capital reduction will take effect upon compliance with the relevant requirements under Bermuda law.

~~~~~~~~~~~~~~~~~~~~~~~~
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About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving about 41 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

About C2C

C2C is a cutting-edge private cable development company operating one of the world's largest submarine cable networks. The 17,000 km cable network uses state-of-the-art Dense Wavelength Division Multiplexing technology that will meet the needs of next generation networks.

Unlike traditional submarine cable systems in Asia that provide shore-to-shore connectivity, C2C works with local carriers in various markets to provide a one-stop-shop for city-to-city (C2C) connectivity. This means that C2C customers can purchase capacity on direct links to various major business centres in Asia and the US from C2C and its landing parties. Capacity on the C2C network is available on a wholesale basis to other carriers that have a need to carry traffic to, from and within the Asian region and onwards to North America.

C2C's investors include SingTel, Globe Telecom Inc (Philippines), Enterprise Networks Inc. (South Korea), iAdvantage (Hong Kong), KDDI-SCS (Japan), KDDI (Japan), New Century Infocomm Company (Taiwan) and Tyco Asia Networks (USA).

SEC File No: 82-3622

C2C

News Release

C2C strengthens long-term position as leading wholesale bandwidth provider

- *MOU signed on debt restructuring*
- *Additional shareholder funding of US$225 million*

Singapore, 12 January 2004 – C2C Pte Ltd today announced that, together with its lenders and majority shareholder Singapore Telecommunications Limited (SingTel), it has reached agreement in-principle on the main commercial terms and conditions of a consensual restructuring of C2C's US$650 million senior secured credit facility.

Details of the agreement can be found in the announcement on this subject issued by SingTel today.

Under the Memorandum of Understanding, the principal amount outstanding of US$592 million and certain other amounts payable under or in connection with the credit facility will be restructured into three tranches. This will provide C2C with financial flexibility to compete effectively and to position itself for long-term growth.

As part of the agreement and upon finalisation and execution of the restructuring documentation, C2C will also receive additional funding of US$225 million from SingTel and, potentially, certain other shareholders.

C2C's immediate priorities continue to be meeting the needs of its customers and to manage costs aggressively. Mr Hoh Wing Chee, Acting CEO of C2C, said: "C2C has always been committed to providing world-class service to our customers over our seamless and extensive fiber-optic cable network. We are pleased with the terms of the MOU which ensure financial stability for the on-going operations of C2C's cable network, and which improve the company's business viability."

C2C has made significant progress in managing its costs and instituting greater financial discipline to strengthen its business. Some of the measures taken include renegotiating property and backhaul leases, as well as controlling administrative expenses, operating and maintenance costs.

The pan-Asian C2C cable network is reputed for its quality and reliability. The 17,000 km cable network is self-healing and fully diversified, linking China, Hong Kong, Japan, Korea, Philippines, Singapore and Taiwan, with direct connectivity to the United States via C2C's own trans-Pacific link.

SEC File No: 82-3622

C2C

Mr Hoh said: "The resilience of the C2C cable network was once again proven during the recent earthquake in North Asia which affected a number of other cable systems for more than a week. C2C received many requests from carriers to provide them with restoration services on our cable network in order to minimise disruption to their telecommunication services."

C2C's business model is built around partnerships with its customers, many of which are telecommunications carriers. Over the past 12 months, C2C has maintained a clear focus on the wholesale of bandwidth and intends to stay in this niche and not compete directly with its customers. "We are concentrating on our core competencies. This means sweating our assets, focusing on our core business and being better at what we do," said Mr Hoh.

C2C offers a wide range of bandwidth services with flexible contract schedules, including short-term leases and IRUs. These are complemented by carrier grade offerings, such as co-location and city-to-city connectivity with round-the-clock network management and maintenance service through C2C's 24x7 Network Operations Centres located in Singapore and Hong Kong.

~~~~~~~~~~~~~~

About C2C

C2C is a cutting-edge private cable development company operating one of the world's largest submarine cable networks. The 17,000 km cable network uses state-of-the-art Dense Wavelength Division Multiplexing technology that will meet the needs of next generation networks.

Unlike traditional submarine cable systems in Asia that provide shore-to-shore connectivity, C2C works with local carriers in various markets to provide a one-stop-shop for city-to-city (C2C) connectivity. This means that C2C customers can purchase capacity on direct links to various major business centres in Asia and the US from C2C and its landing parties. Capacity on the C2C network is available on a wholesale basis to other carriers that have a need to carry traffic to, from and within the Asian region and onwards to North America.

C2C's investors include SingTel, Globe Telecom Inc (Philippines), Enterprise Networks Inc. (South Korea), iAdvantage (Hong Kong), KDDI-SCS (Japan), KDDI (Japan), New Century Infocomm Company (Taiwan) and Tyco Asia Networks (USA).

Media Contact

Mak Wei Seng
Director (Marketing)
Tel: +65-68872951
Mobile: +65-96195015
Email: makws@c2ccn.com
~~~~~~~~~~~~~~

SEC File No: 82-3622

MASNET No. 12 OF 09.01.2004
Announcement No. 12

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. **Date of notice to issuer:** 08/01/2004

2. **Name of Director of Subsidiary:** Hoh Wing Chee

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]

☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 07/01/2004

2. **Name of Registered Holder:** Hoh Wing Chee

3. **Circumstance(s) giving rise to the interest or change in interest:** Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	1,640
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	10,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.54
No. of shares held after the change: **As a percentage of issued share capital:**	11,640

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	1,640	
As a percentage of issued share capital:		
No. of shares held after the change:	11,640	
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 9 January 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 09/01/2004 to the SGX

MASNET No. 11 OF 09.01.2004
Announcement No. 11

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. **Date of notice to issuer:** 08/01/2004

2. **Name of Director of Subsidiary:** Goh Chin Hoe

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 02/01/04 *

2. **Name of Registered Holder:** Goh Chin Hoe

3. **Circumstance(s) giving rise to the interest or change in interest:** Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	102,700
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	84,500
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	20,000 @ $1.6425 on 10/09/2003 15,000 @ $1.650 on 11/09/2003 10,000 @ $1.655 on 12/09/2003 3,000 @ $1.600 on 22/09/2003 3,000 @ $1.710 on 03/10/2003 3,000 @ $1.800 on 06/10/2003 3,000 @ $1.790 on 07/11/2003 3,000 @ $1.900 on 15/12/2003 5,000 @ $1.870 on 19/12/2003 5,000 @ $1.910 on 23/12/2003 5,000 @ $1.920 on 29/12/2003 3,000 @ $1.940 on 30/12/2003 3,000 @ $1.950 on 30/12/2003 3,500 @ $2.000 on 02/01/2004
No. of shares held after the change: **As a percentage of issued share capital:**	18,200

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	102,700	
As a percentage of issued share capital:		
No. of shares held after the change:	18,200	
As a percentage of issued share capital:		

* Note
Change in interest of Director of Subsidiary resulting from a series of transactions on 10, 11, 12 and 22 September 2003, 3 and 6 October 2003, 7 November 2003, 15, 19, 23, 29 and 30 December 2003 and 2 January 2004.

These transactions were reported to Singapore Telecommunications Limited on 8 January 2004.

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 09/01/2004 to the SGX